13 June 2024

BOUNCEBACK TRAINER LLC OPERATING AGREEMENT

This LLC Operating Agreement ("Agreement") is entered into as of the date of the last signature below (the "Effective Date") by and among:

MARIE WISE
Address: 6 Andante Pl, Shenandoah, TX 77381

KYLE GREDVIG
Address: 21911 W Firemist Ct, Cypress, TX 77433

ZACHARY CAPRA
Address: 51 N Crescendo Path Pl, Shenandoah, TX 77381

(collectively referred to as the "Members").

RECITALS

WHEREAS, the Members wish to form a limited liability company under the laws of the State of Texas;

WHEREAS, the Members desire to set forth the terms and conditions of their ownership and operation of the Company in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Members hereby agree as follows:

ARTICLE I: FORMATION

1. Formation:
   - The Company is formed as a Texas limited liability company under the name Bounceback Trainer LLC (the "Company").
   - The formation date of the Company is the 28th day of May, 2024.

2. Principal Office:
   - The principal office of the Company is located at 51 N Crescendo Path Pl, Shenandoah, TX 77381.
   - The registered agent for the Company is Zachary Capra, located at the same address.

3. Duration:
   - The Company shall continue until dissolved pursuant to this Agreement or by operation of law.

4. Governing Law:
   - This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

ARTICLE II: PURPOSE

The purpose of the Company is to engage in any lawful business for which a limited liability company may be organized under the Texas Business Organizations Code and to engage in any and all activities necessary or incidental thereto.

ARTICLE III: MEMBERS AND CAPITAL CONTRIBUTIONS

1. Initial Members:
    - The initial Members of the Company are Marie Wise, Kyle Gredvig, and Zachary Capra.

2. Capital Contributions:
    - Each Member shall contribute $1500 to the Company as their initial capital contribution. The total initial capital contributions shall be $4500.
    - Additional contributions may be required only with the unanimous consent of the Members.

3. Ownership Interests:
    - Each Member shall own an equal one-third (1/3) interest in the Company.

ARTICLE IV: MANAGEMENT

1. Management:
    - The Company shall be managed by its Members.
    - Each Member has equal authority to manage the business and affairs of the Company. No Member is authorized to act unilaterally in obtaining contracts, financial, or other obligations on behalf of the Company unless expressly authorized by a majority vote of the Members.

2. Decision Making:
    - Decisions shall be made by a majority vote of the Members, unless otherwise specified in this Agreement.
    - Each Member shall have one vote corresponding to their ownership interest, ensuring that decisions reflect the equal ownership distribution.

3. Meetings:
    - Regular meetings of the Members shall be held monthly at a time and place designated by the Members.
    - Special meetings may be called by any Member upon at least 30 days' written notice to the other Members. The notice should specify the purpose of the meeting.

4. Quorum:
    - A quorum for the transaction of business at any meeting shall consist of all Members. If a quorum is not present, the meeting may be adjourned to a later date.

ARTICLE V: DISTRIBUTIONS

1. Distributions of Profits:
    - Distributions of the Company's profits shall be made to the Members in proportion to their ownership interests.

- Distributions shall be made at such times and in such amounts as determined by a majority vote of the Members. Typically, distributions will be made quarterly on the 15th of the following month after accounting for all expenses.

2. Tax Distributions:
  - The Company shall make distributions to the Members sufficient to cover their income tax liabilities arising from the Company's taxable income. These distributions shall be made at least annually and shall be based on the Company's estimated taxable income.

ARTICLE VI: ACCOUNTING AND RECORDS

1. Books and Records:
  - The Company shall maintain complete and accurate books and records of the Company's business and affairs, including a ledger for each Member's capital account and a detailed record of all financial transactions.

2. Fiscal Year:
  - The fiscal year of the Company shall end on December 31.

3. Bank Accounts:
  - The Company shall maintain its funds in one or more bank accounts in the Company's name. All withdrawals and payments from such accounts shall require the signatures of at least two Members.

4. Audits:
  - All accounts related to the Company, including contributions and distributions, shall be audited on a quarterly basis or upon a majority vote of the Members. An independent auditor may be appointed if deemed necessary by the Members.

5. Access to Records:
  - Any Member shall have the right to review all books and records of the Company upon request. Such request should be honored within 10 business days.

6. Tax Returns:
  - The Company shall prepare all Federal, State, and local income tax and information returns and shall cause such returns to be timely filed. All Members shall receive necessary tax documents by February 15 of the following year.

ARTICLE VII: TRANSFER OF MEMBERSHIP INTERESTS

1. Transfer Restrictions:
  - No Member may transfer or assign their interest in the Company without the unanimous consent of the other Members. Any attempted transfer without such consent shall be null and void.

2. Right of First Refusal:
  - If a Member wishes to sell their interest, the other Members shall have the right of first refusal to purchase the selling Member's interest. The selling Member must provide written notice of

the intent to sell, including the proposed terms, to the other Members. The other Members shall have 30 days to exercise their right of first refusal.

ARTICLE VIII: NEW MEMBERS

1. Admission of New Members:
   - The Company may admit new Members only upon the unanimous written consent of all existing Members. The terms and conditions of the new Member's admission, including capital contributions and ownership interest, shall be agreed upon by all existing Members.

2. Amendment for New Members:
   - This Agreement shall be amended to include new Members upon their admission. The amendment shall specify the new Member's name, address, capital contribution, and ownership interest.

ARTICLE IX: WITHDRAWAL, DEATH, OR DISABILITY

1. Withdrawal:
   - A Member may withdraw from the Company at any time by providing written notice to the other Members. Upon withdrawal, the remaining Members have the option to buy out the withdrawing Member's interest. The valuation of the interest shall be determined by an independent appraiser agreed upon by all Members.

2. Death or Disability:
   - In the event of a Member's death or permanent disability, the remaining Members have the option to buy out the deceased or disabled Member's interest. The valuation of the interest shall be determined by an independent appraiser agreed upon by all Members. The remaining Members shall have 90 calendar days to decide whether to buy and secure the funds for purchasing the interest.

3. Buy-Out Process:
   - If the remaining Members agree to buy out the interest, the interest shall be bought in equal amounts. If not all Members agree, individual Members may choose to buy the interest. If more than one Member wishes to buy, the interest shall be divided equally among those Members.

4. Third-Party Purchasers:
   - If the Members decide not to buy out the interest, they may, only by unanimous vote, allow a non-member to buy the interest, thereby replacing the previous Member.

ARTICLE X: DISSOLUTION AND LIQUIDATION

1. Events of Dissolution:
   - The Company shall be dissolved upon the occurrence of any of the following events:
   - The unanimous written consent of the Members.
   - The entry of a decree of judicial dissolution under the Texas Business Organizations Code.

2. Liquidation:

- Upon dissolution, the Company shall be liquidated, and its assets shall be distributed in the following order:
- First, to creditors, including Members who are creditors, to satisfy the liabilities of the Company.
- Second, to the Members in accordance with their capital accounts, after accounting for all distributions and allocations.

3. Distribution Timeline:
- All remaining funds after the debts have been paid shall be distributed within 15 business days based on the percentage of ownership interest outlined in this Agreement.

ARTICLE XI: AMENDMENTS

1. Amendments:
- This Agreement may be amended only by a written agreement signed by all Members. Any amendments, notices, requests, claims, demands, and other communications between the Members shall be in writing and provided to all Members.

ARTICLE XII: DISPUTE RESOLUTION

1. Negotiation:
- The Members will attempt to resolve any dispute arising out of or relating to the Company or this Agreement through friendly negotiations.

2. Mediation:
- If the matter is not resolved by negotiation, the Members will submit the dispute to mediation in accordance with any statutory rules of mediation in the State of Texas.

3. Arbitration:
- If mediation is not successful, the unresolved issues will be submitted to final and binding arbitration under the rules of the American Arbitration Association. The arbitrator's award will be final, and judgment may be entered upon it by any court having proper jurisdiction.

4. Venue:
- Venue for mediation and arbitration will be in the defendant Member's jurisdiction. If there are multiple defendant Members, they will agree on the venue. If they fail to provide the venue within 10 business days, the venue will be at the discretion of the plaintiff Member.

ARTICLE XIII: MISCELLANEOUS

1. Governing Law:
- This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

2. Severability:
- If any provision of this Agreement is determined to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

3. Entire Agreement:
   -   This Agreement constitutes the entire agreement among the Members and supersedes all prior agreements, understandings, and representations.

4. Notices:
   -   Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally, sent by registered or certified mail (return receipt requested), or by recognized overnight courier service to the addresses listed for each Member in this Agreement.

5. Waiver:
   -   The failure of any Member to insist upon strict performance of any provision of this Agreement shall not be construed as a waiver of any subsequent breach of the same or similar nature.

6. Execution:
   -   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[remainder of page intentionally left blank; signature page follows]

In witness whereof, the undersigned has executed this Agreement for the benefit of the Discloser as of the date first indicated above.

By: BoloSign By : 6/13/2024, 10:53:30 AM

MARIE WISE

Date: 06/14/2024

By: BoloSign By : Kyle Gredvig 6/13/2024, 3:38:37 PM

KYLE GREDVIG

Date: 06/13/2024

By: BoloSign By : Zachary Capra 6/13/2024, 9:49:37 AM

ZACHARY CAPRA

Date: 06/13/2024

6 January 2025

BOUNCEBACK TRAINER LLC
FIRST AMENDMENT TO THE OPERATING AGREEMENT

This First Amendment ("Amendment") to the Operating Agreement of BounceBack Trainer LLC (the "Company") is made as of 6 January 2025.

1. Unit Structure. Article III of the Operating Agreement is hereby amended to add:

2. Units. The Company's ownership interests shall be represented by Units. The Company is authorized to issue the following Units:

   (a) Preferred Units: Up to 1,235,000 Preferred Units are authorized. Each Preferred Unit shall have no voting rights and shall represent an equal proportionate ownership interest in the Company.

3. Initial Issuance. The Company has issued the following Units:
   - Marie Wise: 1,000 Class C Units
   - Kyle Gredvig: 1,000 Class C Units
   - Zachary Capra: 1,000 Class C Units

4. Unit Certificates. The Company shall maintain a unit ledger recording all unit ownership. Physical certificates may be issued upon request of any Member.

[Signature page to follow]

In witness whereof, the undersigned has executed this Agreement for the benefit of the Discloser as of the date first indicated above.

By: *Marie Wise*
_____

MARIE WISE

Date: January 7, 2025
_____

By: *Kyle Gredvig*
_____

KYLE GREDVIG

Date: January 8, 2025
_____

By: *Zachary Capra*
_____

ZACHARY CAPRA

Date: January 7, 2025
_____